[redacted]

09043010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
SEP 25 2009
Washington, DC
110

SEC FILE NUMBER
8- 7541

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/08 (MM/DD/YY) AND ENDING 06/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dorsey & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

511 Gravier Street
(No. and Street)

New Orleans (City) LA (State) 70130 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ray Thompson 504-592-3266 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Malcolm M. Dienes, LLC
(Name – *if individual, state last, first, middle name*)

701 Metairie Road (Address) Metairie (City) LA (State) 70005 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Raymond A. Thompson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dorsey & Company, Inc., as of June 30, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Senior Vice President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINRA™
Financial Industry Regulatory Authority

August 28, 2009

Mr. Raymond A. Thompson
Senior Vice President
Dorsey & Company, Inc.
511 Gravier Street
New Orleans, LA 70130-2701

RE: Dorsey & Company, Inc.
Annual Audit Filing Extension Approval

Dear Mr. Thompson:

In response to your request dated August 19, 2009, the staff has granted your request for an extension to file the independent annual audit for Dorsey & Company, Inc. as of fiscal year-end June 30, 2009. This approval is based upon the reasons provided by the firm in its August 19, 2009 correspondence which requested the extension. As such, your Annual Audit should be filed on or before **September 28, 2009.**

Should you have any questions with regard to the foregoing, please do not hesitate to contact Kay Skolfield, Regulatory Coordinator, at (504) 522-6527.

Sincerely,

Donald J. DeBlanc
Examination Manager

DJD/lks/tcc

cc: Herani Dansamo
FINRA
Department of Financial Operations Policy
9509 Key West Avenue
Rockville, MD 20850

Securities & Exchange Commission
Southeast Regional Office
801 Brickell Avenue, Suite 1800
Miami, FL 33131

Dorsey & Company, Inc.

New Orleans, Louisiana

June 30, 2009 and 2008

MALCOLM M. DIENES, L.L.C.
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of
Dorsey & Company, Inc.
New Orleans, Louisiana

We have audited the accompanying statements of financial condition of Dorsey & Company, Inc. (the "Company") as of June 30, 2009 and 2008, and the related statements of income, retained earnings, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dorsey & Company, Inc. as of June 30, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III and the audited Form X-17A-5 FOCUS Report is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17A-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Malcolm M. Dienes, L.L.C.
Metairie, Louisiana
September 22, 2009

Independent Member BKR International- Represented in Major Cities Worldwide
701 Metairie Road, Suite 2A301- Metairie, Louisiana 70005- (504) 588-9288- Fax (504) 588-9323- www.malcolmdienes.com

Dorsey & Company, Inc.

Statements of Financial Condition

June 30,

Assets

	2009	2008
Cash	$ 46,488	$ 55,693
Receivable from Brokers, Dealers and Clearing Organizations	778,935	341,061
Deposits with Clearing Organizations	50,000	50,628
Securities Owned, at Market Value	1,554,418	1,701,502
Accrued Interest Receivable	31,530	24,454
Property and Equipment, Net	55,553	53,535
Other Assets	23,346	8,927
Total Assets	2,540,270	2,235,800

Liabilities and Stockholders' Equity

	2009	2008
Liabilities:		
Accounts Payable	23,815	30,418
Accrued Salaries & Bonuses	522,372	421,796
Income Taxes Payable	148,029	67,000
Accrued Liabilities	67,641	4,923
401(k) and Profit Sharing Plan Payable	71,207	50,010
Total Liabilities	833,064	574,147
Stockholders' Equity:		
Common Stock - $10 Par Value, 15,000 Shares Authorized, 10,000 Shares Issued and Outstanding at June 30, 2009 and 2008, Respectively.	100,000	100,000
Paid in Capital	137,694	129,223
Retained Earnings	2,137,419	2,106,528
Treasury Stock - at Cost, 4,855 Shares at June 30, 2009 and 2008, Respectively	(667,907)	(674,098)
Total Stockholders' Equity	1,707,206	1,661,653
Total Liabilities and Stockholders' Equity	$ 2,540,270	$ 2,235,800

See Accompanying Notes to Financial Statements

Dorsey & Company, Inc.

Statements of Income

For the Years Ended June 30,

	2009	2008
Income:		
Net Dealer Inventory and Investment Gains	$ 3,216,287	$ 2,422,120
Commissions	477,569	526,238
Advisory Fees	783,570	941,750
Interest and Dividends	453,053	378,194
Other	175,871	121,727
Total Income	5,106,350	4,390,029
Expenses:		
Advertising and Marketing	83,004	49,454
Automobile	9,523	8,741
Brokers' Services	205,609	171,568
Commissions	1,863,815	1,731,398
Depreciation	13,090	25,007
Donations	3,956	2,986
Dues and Subscriptions	72,516	83,512
Employee Benefit Programs	94,198	75,458
Insurance	26,747	25,479
Interest	41,894	42,857
Meals and Entertainment	18,619	23,317
Office Expense	249,338	228,036
Professional Fees	24,365	36,017
Rent - Office	86,700	81,572
Rent and Maintenance - Equipment	28,994	30,285
Salaries and Bonuses - Employees	934,314	719,961
Salaries - Officers	266,150	233,350
Taxes and Licenses	159,320	169,877
Telephone	46,902	39,975
Travel	15,244	6,443
Utilities	14,552	16,656
Other	21,682	19,163
401(k) and Profit Sharing Expense	256,151	226,361
Total Expenses	4,536,683	4,047,473
Income before Income Taxes	569,667	342,556
Income Taxes:		
Current	181,776	67,000
Net Income	$ 387,891	$ 275,556

See Accompanying Notes to Financial Statements

Dorsey & Company, Inc.

Statements of Retained Earnings

For the Years Ended June 30,

	2009	2008
Balance - Beginning of Year	$ 2,106,528	$ 2,034,972
Dividends Paid	357,000	204,000
Net Income (Loss)	387,891	275,556
Balance - End of Year	$ 2,137,419	$ 2,106,528

See Accompanying Notes to Financial Statements

Dorsey & Company, Inc.

Statements of Changes in Stockholders' Equity

For the Years Ended June 30,

	Common Stock	Paid-In Capital	Retained Earnings	Treasury Stock	Total
Balance - 2007	$ 100,000	$ 129,223	$ 2,034,972	$ (674,098)	$ 1,590,097
Dividends Paid	-	-	204,000	-	204,000
Net Income	-	-	275,556	-	275,556
Balance - 2008	100,000	129,223	2,106,528	(674,098)	1,661,653
Dividends Paid	-	-	357,000	-	357,000
Net Income	-	8,471	387,891	6,191	402,553
Balance - 2009	$ 100,000	$ 137,694	$ 2,137,419	$ (667,907)	$ 1,707,206

See Accompanying Notes to Financial Statements

Dorsey & Company, Inc.

Statements of Cash Flows

For the Years Ended June 30,

	2009	2008
Cash Flows from Operating Activities:		
Net Income	$ 387,891	$ 275,556
Adjustments to Reconcile Net Income to		
Net Cash Provided by Operating Activities:		
Depreciation	13,090	25,007
Loss on Sale of Asset		7,799
(Increase) Decrease in Assets:		
Receivable from Brokers, Dealers and Clearing Organizations	(437,874)	(164,966)
Deposits with Clearing Associations	628	(1,486)
Securities Owned	147,084	1,357,180
Accrued Interest Receivable	(7,076)	(2,831)
Other Assets	(14,419)	22,709
Increase (Decrease) in Liabilities:		
Payable to Brokers, Dealers and Clearing Organizations	-	(1,412,239)
Accounts Payable and Accrued Expenses	156,691	210,371
Income Tax Payable	81,029	67,000
401(k) and Profit Sharing Plan Payable	21,197	(114,405)
Net Cash Provided by Operating Activities	348,241	269,695
Cash Flows Used by Investing Activities:		
Purchase of Property and Equipment	(15,108)	(8,716)
Cash Flows from Financing Activities:		
Changes in Bank Overdrafts	-	(1,286)
Change in Paid in Capital	8,471	-
Purchase of Treasury Stock	6,191	
Dividends Paid	(357,000)	(204,000)
Net Cash Used by Financing Activities	(342,338)	(205,286)
Net (Decrease) Increase in Cash	(9,205)	55,693
Cash at Beginning of Year	55,693	-
Cash at End of Year	$ 46,488	$ 55,693
Supplemental Disclosures of Cash Flow Information:		
Cash Paid During the Year for:		
Interest	$ 41,894	$ 42,857
Income Taxes	$ 48,240	$ -

See Accompanying Notes to Financial Statements

Dorsey & Company, Inc.

Notes to Financial Statements

For the Years Ended June 30, 2009 and 2008

1. Business Activity

Dorsey & Company, Inc. is located in New Orleans, Louisiana and provides professional investment counseling, securities brokerage, and other financial services to clientele.

2. Summary of Significant Accounting Policies

A summary of significant accounting policies consistently applied in the preparation of the accompanying financial statements is as follows:

Securities Transactions

Customer securities transactions are recorded on a trade date basis with related commission income and expenses recorded on a trade date basis. The Company security transactions are recorded on a trade date basis.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis using estimated useful lives of 3 to 39 years.

Marketable Securities

Marketable securities are valued at fair market value. The resulting difference between cost and market is included in income.

Cash Equivalents

The Company considers all short-term investments with a maturity of three months or less to be cash equivalents.

2. Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

3. Securities Owned

Securities owned consist of trading securities at quoted market values as follows:

	2009	2008
Government Bonds	$ 31,327	$ 141,221
State and Municipal Bonds	1,301,371	938,099
Corporate Bonds	76,000	77,464
Corporate Stocks	145,720	544,718
Total	$ 1,554,418	$ 1,701,502

4. Fair Value Measurements

SFAS No. 157 defines fair value as the price that would be received to sell an asset or the price paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 also establishes a hierarchy for disclosing assets and liabilities measured at fair value based on the inputs used to value them. The fair value hierarchy maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are based on market pricing data obtained from sources independent of the

4. Fair Value Measurements (Continued)

Company. A quoted price in an active market provides the most reliable evidence of fair value and is generally used to measure fair value whenever available. Unobservable inputs reflect management's judgment about the assumptions market participants would use in pricing the asset or liability. Where inputs used to measure fair value of an asset or liability are from different levels of the hierarchy, the asset or liability is categorized based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input requires judgment. The fair value hierarchy includes three levels based on the objectivity of the inputs as follows:

Level 1 inputs are quoted prices in active markets as of the measurement date for identical assets or liabilities that the Company has the ability to access. This category includes active exchange-traded money market funds, mutual funds, and equity securities.

Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. This category includes corporate debt securities, certificates of deposit, commercial paper, U.S. agency and municipal debt securities, and U.S. Treasury securities.

Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability. The Company does not have any financial

4. Fair Value Measurements (Continued)

assets or liabilities utilizing Level 3 inputs as of June 30, 2009.

Assets and Liabilities Recorded at Fair Value

The Company's assets recorded at fair value include certain investments segregated and on deposit for regulatory purposes and securities owned. The Company uses prices obtained from an independent third-party pricing service to measure the fair value of certain investment securities. The Company validates prices received from the pricing service using various methods including comparison to quoted market prices, where available. The Company does not adjust the prices received from the independent third-party pricing service unless such prices are inconsistent with SFAS No. 157 and result in a material difference in the recorded amounts. At June 30, 2009, the Company did not adjust prices received from the independent third-party pricing service.

The following table presents the Company's fair value hierarchy as of June 30, 2009 for assets and liabilities measured at fair value:

	Level 1	Level 2	Level 3	Balance at Fair Value
Securities Owned	$ 1,554,418	$ -	$ -	$ 1,554,418
Total assets	$ 1,554,418	$ -	$ -	$ 1,554,418

Other financial instruments consist mainly of cash in banks, receivable from brokers, dealers and clearing organizations, and accounts payable. The carrying amounts of these financial assets and liabilities approximate their fair values because of the short maturity of these instruments and market rates of interest.

4. Fair Value Measurements (Continued)

The Company's adoption of SFAS No. 157 did not have a material impact on the Company's financial statements.

5. Property and Equipment

Property and equipment consists of the following:

	2009	2008
Leasehold Improvements	$ 39,959	$ 39,959
Furniture and Equipment	168,039	153,863
Less: Accumulated Depreciation	(152,445)	(140,287)
Total Property and Equipment	$ 55,553	$ 53,535

Depreciation expense for June 30, 2009 and 2008, amounted to $13,090 and $25,007, respectively.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's net capital and net capital requirements were as follows:

	2009	2008
Net Capital	$ 1,341,064	$ 1,462,911
Net Capital Requirements	(250,000)	(250,000)
Excess of Required Net Capital	$ 1,091,064	$ 1,212,911
Aggregate Indebtedness	$ 765,422	$ 574,147

6. Net Capital Requirements (Continued)

Ratio of Aggregate Indebtedness to Net Capital	0.57 to 1	0.39 to 1

7. Liabilities Subordinated to Claims of General Creditors

At June 30, 2009 and 2008, the Company did not have any liabilities subordinated to claims of general creditors.

8. 401(k) and Profit Sharing Plan

The Company has a noncontributory profit sharing plan covering substantially all employees. The Company may contribute amounts as determined by the Board of Directors, but not in excess of the maximum deduction allowable for income tax purposes. Contributions to the plan for the year ended June 30, 2009 and 2008, totaled $195,000 and $175,000, respectively.

The Company adopted a 401(k) retirement plan for its employees effective July 1, 1999. Employees are eligible to participate after one year of service and attaining the age of 21. Under the terms of the Plan, employees are entitled to contribute up to 20% of their total compensation within limitations established by the Internal Revenue Code. At the discretion of the Board of Directors, the Company may make contributions based on a percentage of each employee's compensation. Contributions to the plan for the years ended June 30, 2009 and 2008, totaled $61,151 and $51,361, respectively.

9. Concentration of Credit Risk Arising from Cash Deposits in Excess of Insured Limits

The Company maintains its cash balances in one financial institution located in New Orleans, Louisiana. The balances are insured by the Federal Deposit Insurance

9. Concentration of Credit Risk Arising from Cash Deposits in Excess of Insured Limits (Continued)

Corporation up to $250,000. At June 30, 2009, the Company had no uninsured balances.

10. Income Taxes

The reconciliation of net income to taxable income is as follows:

	2009	2008
Net Income before Income Taxes	$ 569,667	$ 342,556
Federal Non-Deductible Expenses	44,169	51,692
Federal Non-Taxable Income	(106,252)	(87,377)
Taxable Income before Net Operating Loss and Special Deductions	507,584	306,871
Special Deductions	(1,665)	(15,679)
Taxable Income	$ 505,919	$ 291,192

Income taxes consists of the following:

	2009	2008
Federal	$ 171,504	$54,400
State	10,272	12,600
Total	$ 181,776	$67,000

Federal income taxes were offset by business credits in the amount of $0 in 2009 and $42,485 in 2008.

11. Commitments and Contingencies

Leases

The Company leases it's New Orleans office from an officer/stockholder under a seventeen-year lease expiring on November 30, 2021. The monthly rate is $5,975. Rent paid under this lease for the years ended June 30, 2009 and 2008, totaled $71,700 for each year.

The required minimum lease payments are as follows:

Fiscal Year Ending June 30,	Amount
2010	$ 71,700
2011	71,700
2012	71,700
2013	71,700
2014	71,700
Thereafter	$531,775

12. Related Party Transactions

The Company has related party rental transactions with a stockholder/officer of the corporation as discussed in Note 11.

13. Contingencies

The Company is involved in legal disputes, both for and against the Company, arising in the normal course of business. Management believes that any financial liability that may be incurred in settlement of the disputes would not be material to the Company's financial position.

Dorsey & Company, Inc.

Supplemental Information Reports

June 30, 2009

MALCOLM M. DIENES, L.L.C.
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT
On Internal Control Structure required by SEC Rule 17a-5

To the Board of Directors and Stockholders of
Dorsey & Company, Inc.
New Orleans, Louisiana

In planning and performing our audit of the financial statements of Dorsey & Company, Inc., (the "Company"), as of and for the year ended June 30, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted

701 Metairie Road, Suite 2A301- Metairie, Louisiana 70005- (504) 588-9288- Fax (504) 588-9323- www.malcolmdienes.com

accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedure listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entities financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at June 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Malcolm M. Dienes, L.L.C.

Metairie, Louisiana
September 22, 2009

Dorsey & Company, Inc.

Computation of Net Capital Under Rule 15c3-1 of The Securities and Exchange Commission

June 30, 2009

Net Capital:	
Total Stockholders' Equity	$ 1,707,206
Non-Allowable Assets:	
Receivable from Brokers / Dealers	161,481
Property and Equipment	55,553
Other Assets - Miscellaneous	23,346
Net Capital before Haircuts	1,466,826
Haircuts on Securities:	
Reductions in Value of Trading and Investment Securities and Underwriting Commitments	125,762
Net Capital	1,341,064
Less: The Greater of $250,000 or 6 2/3% of Aggregate Indebtedness	250,000
Excess Net Capital	$ 1,091,064
Aggregate Indebtedness:	
Accounts Payable and Accrued Expenses	$ 765,422
Ratio of Aggregate Indebtedness To Net Capital	0.57 to 1

Schedule II

Dorsey & Company, Inc.

Reconciliation of Audited and Unaudited Financial Statements

June 30, 2009

Total Assets Per Unaudited Financial Statements	Total Assets Per Audited Financial Statements	Difference
$ 2,540,270	$ 2,540,270	$ -

Total Liabilities and Equity Per Unaudited Financial Statements	Total Liabilities and Equity Per Audited Financial Statements	Difference
$ 2,540,270	$ 2,540,270	$ -

Schedule III

Dorsey & Company, Inc.

Statements Regarding Material Inadequacies

June 30, 2009

No material inadequacies were found to exist since the date of our previous audit, June 30, 2008.

The system of internal control and the internal procedures and safeguards adopted for the protection of customers' securities were reviewed by us and are adequate. See separate report on internal control.

There were no material irreconcilable differences between the unaudited and audited Focus Report.

FOCUS REPORT

FORM X-17A-5

(Financial and Operational Combined Uniform Single Report)

Part IIA Quarterly 17a-5(a)

INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic (●) Alternate ( ) [0011]

Name of Broker Dealer: DORSEY & COMPANY, INC. [0013]

SEC File Number: 8- 7541 [0014]

Address of Principal Place of Business: 511 GRAVIER STREET [0020]

NEW ORLEANS [0021] LA [0022] 70130-2701 [0023]

Firm ID: 1668 [0015]

For Period Beginning 07/01/2008 [0024] And Ending 06/30/2009 [0025]

Name and telephone number of person to contact in regard to this report:

Name: RAYMOND A. THOMPSON, SR. VP [0030] Phone: (504) 524-5431 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ____ [0032] Phone: ____ [0033]

Name: ____ [0034] Phone: ____ [0035]

Name: ____ [0036] Phone: ____ [0037]

Name: ____ [0038] Phone: ____ [0039]

Does respondent carry its own customer accounts? Yes ( ) [0040] No (●) [0041]

Check here if respondent is filing an audited report ☐ [0042]

9/22/2009

Ray Thompson

ASSETS

Consolidated ◯ [0198] Unconsolidated ◉ [0199]

		Allowable	Non-Allowable	Total
1.	Cash	46,488 [0200]		46,488 [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	307,278 [0295]		
	B. Other	391,704 [0300]	161,484 [0550]	860,466 [0810]
3.	Receivables from non-customers	[0355]	[0600]	0 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. Exempted securities	1,301,371 [0418]		
	B. Debt securities	107,327 [0419]		
	C. Options	[0420]		
	D. Other securities	145,720 [0424]		
	E. Spot commodities	[0430]		1,554,418 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. At cost [0130]			
	B. At estimated fair value	[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. Exempted securities			

[0150]			
B. **Other securities**			
[0160]			
7. Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
A. **Exempted securities**			
[0170]			
B. **Other securities**			
[0180]			
8. Memberships in exchanges:			
A. **Owned, at market**			
[0190]			
B. **Owned, at cost**		[0650]	
C. **Contributed for use of the company, at market value**		[0660]	0 [0900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	55,554 [0680]	55,554 [0920]
11. Other assets	[0535]	23,346 [0735]	23,346 [0930]
12. TOTAL ASSETS	2,299,888 [0540]	240,384 [0740]	2,540,272 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	0 [1560]
B. Other	[1115]	[1305]	0 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value		67,640 [1360]	67,640 [1620]
17. Accounts payable, accrued liabilities, expenses and other	765,422 [1205]	[1385]	765,422 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		0 [1690]
B. Secured	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	0 [1710]
1. from outsiders [0970]			
2. Includes equity subordination (15c3-1(d)) of [0980]			
B. Securities borrowings, at market value:		[1410]	0 [1720]
from outsiders [0990]			
C. Pursuant to secured			

	demand note collateral agreements:		[1420]	0 [1730]
	1. from outsiders [1000]			
	2. Includes equity subordination (15c3-1(d)) of [1010]			
	D. Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
	E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20.	TOTAL LIABLITIES	765,422 [1230]	67,640 [1450]	833,062 [1760]

Ownership Equity

		Total
21.	Sole proprietorship	[1770]
22.	Partnership (limited partners ________ [1020])	[1780]
23.	Corporations:	
	A. Preferred stock	[1791]
	B. Common stock	100,000 [1792]
	C. Additional paid-in capital	137,694 [1793]
	D. Retained earnings	2,137,423 [1794]
	E. Total	2,375,117 [1795]
	F. Less capital stock in treasury	-667,907 [1796]

24.	TOTAL OWNERSHIP EQUITY	1,707,210 [1800]
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY	2,540,272 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 07/01/2008 [3932]	Period Ending 06/30/2009 [3933]	Number of months 12 [3931]

REVENUE

1.	Commissions:	
a.	Commissions on transactions in exchange listed equity securities executed on an exchange	65,454 [3935]
b.	Commissions on listed option transactions	14,770 [3938]
c.	All other securities commissions	397,346 [3939]
d.	Total securities commissions	477,570 [3940]
2.	Gains or losses on firm securities trading accounts	
a.	From market making in options on a national securities exchange	[3945]
b.	From all other trading	2,555,960 [3949]
c.	Total gain (loss)	2,555,960 [3950]
3.	Gains or losses on firm securities investment accounts	[3952]
4.	Profit (loss) from underwriting and selling groups	221,984 [3955]
5.	Revenue from sale of investment company shares	713,103 [3970]
6.	Commodities revenue	[3990]
7.	Fees for account supervision, investment advisory and administrative services	783,568 [3975]
8.	Other revenue	354,162 [3995]
9.	Total revenue	5,106,347 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers	266,150 [4120]
11.	Other employee compensation and benefits	3,337,013 [4115]
12.	Commissions paid to other broker-dealers	[4140]
13.	Interest expense	41,894 [4075]

a. **Includes interest on accounts subject to subordination agreements**	[4070]	
14. Regulatory fees and expenses		25,339 [4195]
15. Other expenses		866,284 [4100]
16. Total expenses		4,536,680 [4200]

NET INCOME

17. Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		569,667 [4210]
18. Provision for Federal Income taxes (for parent only)		181,776 [4220]
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
a. **After Federal income taxes of**	[4238]	
20. Extraordinary gains (losses)		[4224]
a. **After Federal income taxes of**	[4239]	
21. Cumulative effect of changes in accounting principles		[4225]
22. Net income (loss) after Federal income taxes and extraordinary items		387,891 [4230]

MONTHLY INCOME

23. Income (current monthly only) before provision for Federal income taxes and extraordinary items	[4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k)(1)--Limited business (mutual funds and/or variable annuities only) ☐ [4550]

B. (k)(2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☐ [4560]

C. (k)(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☑ [4570]

Clearing Firm SEC#s	Name	Product Code
8- 35158 [4335A]	FIRST CLEARING, LLC [4335A2]	All [4335B]
8-___ [4335C]	___ [4335C2]	___ [4335D]
8-___ [4335E]	___ [4335E2]	___ [4335F]
8-___ [4335G]	___ [4335G2]	___ [4335H]
8-___ [4335I]	___ [4335I2]	___ [4335J]

D. (k)(3)--Exempted by order of the Commission ☐ [4580]

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			1,707,210 [3480]
2. Deduct ownership equity not allowable for Net Capital			[3490]
3. Total ownership equity qualified for Net Capital			1,707,210 [3500]
4. Add:			
A. **Liabilities subordinated to claims of general creditors allowable in computation of net capital**			0 [3520]
B. **Other (deductions) or allowable credits (List)**			
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	0 [3525]
5. Total capital and allowable subordinated liabilities			1,707,210 [3530]
6. Deductions and/or charges:			
A. **Total nonallowable assets from Statement of Financial Condition (Notes B and C)**		240,384 [3540]	
B. **Secured demand note deficiency**		[3590]	
C. **Commodity futures contracts and spot commodities - proprietary capital charges**		[3600]	
D. **Other deductions and/or charges**		[3610]	-240,384 [3620]
7. Other additions and/or credits (List)			
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	0 [3630]
8. Net capital before haircuts on securities positions			1,466,826 [3640]
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
A. **Contractual securities**			

	commitments		[3660]	
B.	Subordinated securities borrowings		[3670]	
C.	Trading and investment securities:			
1.	Exempted securities		80,923 [3735]	
2.	Debt securities		6,638 [3733]	
3.	Options		[3730]	
4.	Other securities		38,201 [3734]	
D.	Undue Concentration		[3650]	
E.	Other (List)			
		[3736A]	[3736B]	
		[3736C]	[3736D]	
		[3736E]	[3736F]	
			0 [3736]	-125,762 [3740]
10.	Net Capital			1,341,064 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	51,028 [3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	250,000 [3758]
13.	Net capital requirement (greater of line 11 or 12)	250,000 [3760]
14.	Excess net capital (line 10 less 13)	1,091,064 [3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	1,264,521 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition	765,422 [3790]

17. Add:

A. Drafts for immediate credit		[3800]	
B. Market value of securities borrowed for which no equivalent value is paid or credited		[3810]	
C. Other unrecorded amounts(List)			
	[3820A]	[3820B]	
	[3820C]	[3820D]	
	[3820E]	[3820F]	
		0 [3820]	0 [3830]

19. Total aggregate indebtedness	765,422 [3840]
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)	% 57 [3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	__ [4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	__ [4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	__ [4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	__ [4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	__ [4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	__ [4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	__ [4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	__ [4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	__ [4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	__ [4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		1,661,653 [4240]
A.	**Net income (loss)**		387,891 [4250]
B.	**Additions (includes non-conforming capital of**	[4262])	14,662 [4260]
C.	**Deductions (includes non-conforming capital of**	[4272])	-357,000 [4270]
2.	Balance, end of period (From item 1800)		1,707,206 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	[4300]
A.	**Increases**	[4310]
B.	**Decreases**	[4320]
4.	Balance, end of period (From item 3520)	0 [4330]

Dorsey & Company, Inc.

Agreed Upon Procedures

June 30, 2009

MALCOLM M. DIENES, L.L.C.
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholders of
Dorsey & Company, Inc.

We have performed the procedures enumerated below, which were agreed to by Dorsey & Company, Inc. (the "Company"), solely to assist you in evaluating the accompanying computation of the Securities Investor Protection Corporation General Assessment Form SIPC-7T for the period April 1 through June 30, 2009. The Company's management is responsible for the computation of the Securities Investor Protection Corporation Form SIPC-7T. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

Our procedures and findings are as follows:

1. Compared listed assessment payment with respective cash disbursement records entries;
2. Compared amounts reported on the Form X-17A-5 for the period April 1, 2009 through June 30, 2009, with the amounts reported in the General Assessment Reconciliation (Form SIPC-7);
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules supporting adjustments; and
5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed;
6. There were no findings.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on the accompanying computation of the Securities Investor Protection Corporation Form SIPC-7T. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Dorsey & Company, Inc and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

Malcolm M. Dienes, L.L.C.

Metairie, LA

September 22, 2009

Dorsey & Company, Inc.

Computation of Securities Investor Protection Corporation

General Assessment

For the period from April 1, 2009 through June 30, 2009

The Securities Investor Protection Corporation assessment payment for the period April 1, 2009 through June 30, 2009 was made on August 26, 2009 in the amount of $2,428. The assessment was computed as follows:

Total Revenue		$	1,234,191
Less:	Revenues from the Distribution of Shares of a Registered Company or Unit Investment Trust		(190,197)
	Commissions, Floor Brokerage and Clearance paid to other Brokers and Dealers in connection with Securities Transactions		(44,862)
	Net gain from securities in investment accounts		(19,360)
	Interest and Dividend Expense but not in excess of Total Interest and Dividend Income		(8,627)
	SIPC Gross Revenues		971,145
	General Assessment Rate		0.0025
	General Assessment for the Year	$	2,428